Exhibit 19.1 – Insider Trading Policy

O’REILLY AUTOMOTIVE, INC. INSIDER TRADING POLICY

Effective January 1, 2025

I.	PURPOSE

In the course of conducting the business of O’Reilly Automotive, Inc., a Missouri corporation (together with its subsidiaries, the “Company”), you may come into possession of material information about the Company that is not available to the investing public (referenced herein as “material non-public information,” as explained in greater detail below). You have a legal and ethical obligation to maintain the confidentiality of material non-public information. In addition, it is illegal and a violation of Company policy to purchase or sell securities of the Company or any other entity with which the Company conducts business while you are in possession of material non-public information about the Company or such other entity obtained in the course of your position with the Company. The Company has adopted this Insider Trading Policy (this “Policy”) in order to ensure compliance with the law and to avoid even the appearance of improper conduct by anyone associated with the Company.

It also is Company policy to comply with applicable securities laws concerning trading in Company securities on the Company’s behalf.

II.	PERSONS SUBJECT TO THIS POLICY

The procedures and restrictions set forth in this Policy apply to all Company directors, officers (together, with directors, “Section 16 Individuals”) and employees, wherever located (“Team Members”). The Company has designated certain Team Members who are subject to additional trading restrictions due to their regular access to material non-public information (“Designated Team Members”). The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants, who have access to material non-public information. This Policy also applies to your family members, such as spouses, minor children, adult family members who share the same household, and any other person or entity whose securities trading decisions are influenced or controlled by you (collectively, “Related Insiders”). For additional information regarding post-termination transactions, see Section X of this Policy.

III.	TRANSACTIONS SUBJECT TO THIS POLICY

This Policy applies to transactions in common stock, preferred stock, bonds and other debt securities, options to purchase common stock, including exercises thereof, convertible debentures and warrants, as well as derivative securities whether or not issued by the Company. This Policy also applies to gifts of Company securities, which may include gifts to trusts for estate planning purposes, as well as donations to a charitable organization. See Section VII, “Special Transactions” and Section VIII, “Prohibited Transactions” for further discussion of certain types of securities and transactions.

IV.	INDIVIDUAL RESPONSIBILITY

Each person subject to this Policy is individually responsible for complying with this Policy and ensuring the compliance of any Related Insiders whose transactions are subject to this Policy. Accordingly, you should make your family and household members aware of the need to confer with you before they trade in Company securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws concerning trading while in possession of material non-public information as if the transactions were for your own account.

In all cases, the responsibility for determining whether an individual is in possession of material non-public information rests with that individual, and any action on the part of the Company or any other Team Member pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws.

V.	MATERIAL NON-PUBLIC INFORMATION

What is Material Information? Under Company policy and the U.S. federal securities laws, information is material if:

●	there is a substantial likelihood that a reasonable investor would consider the information important in determining whether to trade in a security; or
●	the information, if made public, likely would affect the market price of a company’s securities.

Information may be material even if it relates to future, speculative or contingent events and even if it is significant only when considered in combination with publicly available information. Material information can be positive or negative. Non-public information can be material, even with respect to companies that do not have publicly-traded stock, such as those with outstanding bonds.

Depending on the facts and circumstances, information that could be considered material includes, but is not limited to, information pertaining to the following:

●	earnings announcements or guidance, or changes to previously released announcements or guidance;
●	consolidated financial information, including, but not limited to sales, comparable stores sales, gross margin, selling and administrative expenses, interest expense, tax rates, or outstanding share information;
●	Company projections and strategic plans;
●	information that would indicate financial performance that is not in line with estimates, guidance and/or street consensus;
●	writedowns and additions to reserves for bad debts;
●	expansion or curtailment of operations and business disruptions;

●	a significant cybersecurity incident;
●	pending or threatened significant litigation or government action, or the resolution thereof;
●	a pending or proposed merger, acquisition, tender offer, joint venture, restructuring or change in assets;
●	changes in analyst recommendations or debt ratings;
●	events regarding the Company’s securities (e.g., defaults on senior securities, calls of securities for redemption, repurchase plans, stock splits, changes in dividends, changes to the rights of securityholders or an offering of additional securities);
●	changes in control of the Company or extraordinary management developments;
●	significant labor disputes or negotiations;
●	changes in the Company’s pricing or cost structure;
●	extraordinary borrowing or other financing transactions out of the ordinary course;
●	liquidity problems or impending bankruptcy;
●	changes in auditors or auditor notification that the Company may no longer rely on an audit report;
●	development of a significant new product, process, or service; or
●	new significant contracts, customers or financing sources, or the loss thereof.

What is Non-Public Information? Information is considered to be non-public unless it has been adequately disclosed to the public. This means that the information must be publicly disseminated and sufficient time must have passed for the securities markets to digest the information.

It is important to note that information is not necessarily public merely because it has been discussed in the press or on social media, which will sometimes report rumors. You should presume that information is non-public, unless you can point to its official release by the Company in at least one of the following ways:

●	publicly available filings with the U.S. Securities and Exchange Commission (the “SEC”) or securities regulatory authorities; or
●	issuance of press releases via major newswire, such as Dow Jones or Reuters.

You may not attempt to “beat the market” by trading simultaneously with, or shortly after, the official release of material information. Although there is no fixed period for how long it takes the market to absorb information, out of prudence, a person in possession of material non-public information should refrain from any trading activity for three full trading days following its official release.

Twenty-Twenty Hindsight. If securities transactions ever become the subject of scrutiny, they are likely to be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how the transaction may be construed in the bright light of hindsight. If you have any questions or uncertainties about this Policy or a proposed transaction, please ask the Office of the Chief Financial Officer or the General Counsel.

VI.	“TIPPING” MATERIAL NON-PUBLIC INFORMATION IS PROHIBITED

In addition to trading while in possession of material non-public information, it is also a violation of this Policy to provide such information to another (“tipping”) who may trade or to advise another to trade on the basis of such information. It is a violation of law to do so if a trade then occurs, and insider trading liability may be extended to the tipper. This Policy applies regardless of whether the person or entity who receives the information, the “tippee,” is related to you and regardless of whether you receive any monetary benefit from the tippee.

VII.	SPECIAL TRANSACTIONS

The trading restrictions in this Policy do not apply in the case of the following transactions except as specifically noted:

A.	Team Member Benefit Plans. The trading restrictions in this Policy do not apply to purchases of Company stock in team member benefit plans, such as pension or 401(k) plans or employee stock purchase plans, resulting from periodic payroll contributions to the plan pursuant to your advance instructions or election. The trading restrictions do apply, however, to (i) elections to participate in a plan, (ii) decisions to change payroll contributions made outside of an open enrollment period, (iii) subsequent sales of Company securities purchased under a plan, and (iv) intra-plan transfers of an existing account balance into or out of the Company stock fund.
B.	Restricted Stock Awards and Restricted Stock Units. The trading restrictions in this Policy do not apply to the vesting of restricted stock or the settlement of restricted stock units, or the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or settlement of any restricted stock units. The trading restrictions do apply, however, to any market sale of restricted stock or sale of Company common stock received upon the settlement of restricted stock units.

Please note that the trading restrictions in this Policy apply to exercises of stock options and subsequent sales of Company common stock received upon the exercise of options.

VIII.	PROHIBITED TRANSACTIONS

Due to the heightened legal risk associated with the following transactions, the individuals subject to this Policy may not engage in the following:

A.	Publicly-Traded Options. You may not trade in options, warrants, puts and calls or similar instruments on Company securities. Given the relatively short term of publicly-

traded options, transactions in options may create the appearance that a director, officer or other Team Member is trading based on material non-public information and focus a director’s, officer’s or other Team Member’s attention on short-term performance at the expense of the Company’s long-term objectives.

B.	Short Sales. You may not engage in short sales of Company securities. Short sales may reduce a seller’s incentive to seek to improve the Company’s performance and often have the potential to signal to the market that the seller lacks confidence in the Company’s prospects. In addition, Section 16 Individuals are prohibited from short sales under Section 16(c) of the Securities Exchange Act of 1934 (the “Exchange Act”).
C.	Margin Accounts and Pledges. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material non-public information or otherwise is not permitted to trade in Company securities, you may not hold Company securities in a margin account or otherwise pledge Company securities as collateral for a loan.
D.	Hedging Transactions. You may not engage (directly or indirectly) in hedging transactions, or otherwise engage in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of Company securities. Hedging transactions include (but are not limited to) collars, equity swaps, exchange funds and prepaid variable forward sale contracts. Hedging transactions may allow a director, officer or other Team Member to continue to own Company securities, but without the full risks and rewards of ownership. This may lead to the director, officer or other Team Member no longer having the same objectives as the Company’s other shareholders.
E.	Standing and Limit Orders. You may not place standing or limit orders on Company securities, unless executed as part of an approved Rule 10b5-1 Plan discussed in Section IX of this Policy. Standing and limit orders create heightened risks for insider trading violations because there is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result, the broker could execute a transaction when a director, officer or other Team Member is in possession of material non-public information.
IX.	RULE 10b5-1 TRADING PLANS

Notwithstanding the prohibition against insider trading, SEC Rule 10b5-1 provides an affirmative defense against insider trading liability under Rule 10b-5. A person subject to this Policy can rely on this defense and trade in Company securities, regardless of their awareness of inside information, if the transaction occurs pursuant to a pre-arranged written trading plan (“Rule 10b5-1 Plan”) that was entered into when the person was not in possession of material non-public information and that complies with the conditions of Rule 10b5-1, including minimum waiting periods between adoption and the first trade. Section 16 Individuals should be aware that the Company will be required to make quarterly disclosures regarding all Rule 10b5-1 Plans entered into, amended or terminated by Section 16 Individuals and to include the material terms of such plans, other than pricing information.

Anyone subject to this Policy who wishes to enter into a Rule 10b5-1 Plan must submit the Rule 10b5-1 Plan to the Office of the Chief Financial Officer, who may consult with the General Counsel, as appropriate, for its approval at least five business days prior to the planned entry into the Rule 10b5-1 Plan. Rule 10b5-1 Plans may not be adopted by a person when he or she is in possession of material non-public information about the Company or its securities and must comply with the requirements of Rule 10b5-1 (including specified waiting periods and limitations on multiple overlapping plans and single trade plans).

Once the Rule 10b5-1 Plan is adopted, you must not exercise any subsequent influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. You may amend or replace a Rule 10b5-1 Plan only during periods when trading is permitted in accordance with this Policy, and you must submit any proposed amendment or replacement of a Rule 10b5-1 Plan to the Office of the Chief Financial Officer, who may consult with the General Counsel, as appropriate, for approval prior to adoption. You must provide notice to the Office of the Chief Financial Officer prior to terminating a Rule 10b5-1 Plan. You should understand that a modification or termination of a Rule 10b5-1 Plan may call into question your good faith in entering into and operating the plan (and therefore may jeopardize the availability of the affirmative defense against insider trading allegations).

X.	POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Company securities even after a person’s service with the Company is terminated. If a person is in possession of material non-public information when his or her service terminates, that individual may not trade in Company securities until that information has become public or is no longer material. Questions or concerns on whether any continuing non-public information remains material should be directed to the Office of the Chief Financial Officer, who may consult with the General Counsel, as appropriate. The pre-clearance procedures specified in this Policy, however, will cease to apply to upon termination of service. Individuals subject to a quarterly blackout period at the time of the termination of service may not trade in Company securities until after the end of the blackout period.

XI.	BLACKOUT PERIODS

All Section 16 Individuals and Designated Team Members (and their Related Insiders) are subject to the following blackout periods, during which they may not trade in the Company’s securities (except by means of pre-arranged Rule 10b5-1 Plans established in compliance with the Policy).

Quarterly Trading Window/Blackout Period. Because the announcement of the Company’s quarterly financial results will almost always have the potential to have a material effect on the market for the Company’s securities, you may only trade in the Company’s securities during the period (i) beginning after the close of the third full trading day following the public release of the Company’s earnings for that quarter and (ii) ending on the Friday closest to the last day of the second month of the quarter.

Interim Earnings Guidance Blackout. The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, SEC filing on Form 8-K or other means designed to achieve widespread dissemination of the information. You should anticipate that trading will be blacked out while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

Event-Specific Blackout. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or other Team Members. The existence of an event-specific blackout will not be announced; however, if a person whose trades are subject to pre-clearance requests permission to trade in the Company’s securities during an event-specific blackout, the Office of the Chief Financial Officer will inform the requesting person of the existence of a blackout period, without disclosing the reason for the blackout. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person.

Regulation BTR. Directors and officers may also be subject to event-specific blackouts pursuant to the SEC’s Regulation Blackout Trading Restriction, which prohibits certain sales and other transfers by insiders during certain pension plan blackout periods.

NOTE: Even if a blackout period is not in effect, at no time may you trade in Company securities if you are in possession of material non-public information about the Company. Any failure of the Office of the Chief Financial Officer to notify you of an event-specific blackout will not relieve you of the obligation not to trade while in possession of material non-public information.

XII.	PRE-CLEARANCE PROCEDURES

Section 16 Individuals (and their Related Insiders) may not engage in any transaction involving the Company’s securities (including gifts, loans, contributions to a trust or any other transfers) without first obtaining pre-clearance of the transaction from the Office of the Chief Financial Officer, who may consult with the General Counsel, as appropriate.

Each proposed transaction will be evaluated to determine if it raises insider trading concerns or other concerns under federal laws and regulations. Any advice will relate solely to the restraints imposed by law and will not constitute advice regarding the investment aspects of any transaction. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance.

When requesting pre-clearance, the requestor should carefully consider whether he or she may be aware of any material non-public information about the Company, and should describe fully those circumstances to the Office of the Chief Financial Officer. Section 16 Individuals should also indicate whether they have effected any non-exempt “opposite-way” transactions within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or 5, if applicable. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if advisable, at the time of any sale.

Notwithstanding the foregoing, pre-clearance is not required for any trades made pursuant to a pre-arranged Rule 10b5-1 Plan adopted in accordance with the requirements of the Company’s Insider Trading Policy. Pre-clearance also is not required for the “Special Transactions” to which the Policy does not apply, described in Section VII of the Policy.

XIII.	SECTION 16 INDIVIDUALS

In addition to the blackout periods and pre-clearance requirements described above, all Section 16 Individuals (and their Related Insiders) are subject to the reporting requirements and other restrictions discussed in this section.

A.	Reporting and Form Filing Requirement

Under Section 16(a) of the Exchange Act, directors and officers of the Company, as well as beneficial owners of more than 10% of the outstanding shares of any class of voting Company equity securities registered under Section 12 of the Exchange Act, must file forms with the SEC disclosing their direct and indirect pecuniary interest in most transactions involving the Company’s equity securities, as well as derivative securities such as options, restricted share units, warrants, convertible securities and stock appreciation rights.

The Legal Department will assist Section 16 Individuals in preparing and filing the following Section 16 reports but each individual director and officer is responsible for the timing and contents of his or her reports:

●	Form 3, Initial Beneficial Ownership Statement, due within 10 calendar days of becoming a director or officer of the Company.
●	Form 4, Changes of Beneficial Ownership Statement, due on the second business day following any reportable transaction.
●	Form 5, Annual Beneficial Ownership Statement, if applicable, due 45 days after the end of the Company’s fiscal year (e.g., February 14).

Any questions concerning whether a particular transaction will necessitate filing of one of these forms, or how or when they should be completed should be asked of the General Counsel, or, if you prefer, your individual legal counsel. The Company must publicly disclose any delinquent filings of Forms 3, 4 or 5 by Section 16 Individuals.

B.	Short-Swing Trading Profits

In order to discourage directors and officers from profiting through short-term trading transactions in equity securities of the Company, Section 16(b) of the Exchange Act requires that any “short-swing profits” be disgorged to the Company. (This is in addition to the reporting requirements described above.)

“Short-swing profits” are the profits, whether real or notional, that result from any purchase and sale (or sale and purchase) of the Company’s equity securities within a six-month period, unless there is an applicable exemption for either transaction. It is important to note that this rule applies to any matched transactions in the Company’s securities (including derivative securities), not only a purchase and sale (or sale and purchase) of the same shares, or even of the same class of securities. Furthermore, pursuant to SEC rules, profit is determined so as to maximize the amount that the director or officer must disgorge, so that “short-swing profits” may exceed economic profits. In addition, the short-swing rules exempt, or permit the Company’s board of directors or a qualifying committee to exempt, certain transactions between (i) a director or officer and (ii) the Company or certain benefit plans sponsored by the Company.

XIV.	LIMITATIONS AND REQUIREMENTS ON RESALES OF THE COMPANY’S SECURITIES

The Securities Act requires that securities may be sold only pursuant to an effective registration statement or an exemption from the registration requirements. Directors and certain officers who are (or were within the prior 90 days) affiliates of the Company and who wish to sell Company securities may seek a “safe harbor” for their sales to establish an exemption from such registration requirements by complying with the conditions of Rule 144 applicable to affiliates. Such conditions include requirements on the manner of sale, volume limitations, holding periods, and Form 144 filing obligations.

“Securities” under Rule 144 are broadly defined to include all securities, not just equity securities. The Rule 144 safe harbor is available not only to sales of common and preferred stock, but also to sales of bonds, debentures and any other form of security. Affiliates and others who seek to sell securities acquired directly from the Company or a Company affiliate in a series of transactions not involving any public offering may avail themselves of the safe harbor of Rule 144 by complying with the provisions applicable to resales of “restricted securities” (which apply, for affiliates, in addition to, and in conjunction with, the provisions of that Rule applicable to resales by affiliates).

XV.	REPORTING VIOLATIONS AND QUESTIONS

You should refer suspected violations of this Policy through the reporting procedures set forth in the Company’s Code of Conduct.

Because of the technical nature of some aspects of the federal securities laws, all directors, officers and other Team Members should review this material carefully and contact the Office of the Chief Financial Officer or General Counsel if at any time (i) you have questions about this Policy or its application to a particular situation; or (ii) you plan to trade in the Company’s securities, but are unsure as to whether the transaction might be in conflict with the securities laws and/or this Policy.

XVI.	PENALTIES FOR VIOLATING THE SECURITIES LAWS AND THIS POLICY

The seriousness of securities law violations is reflected in the penalties such violations carry. A director’s resignation may be sought, or an officer will be subject to possible Company disciplinary action up to and including termination of employment. In addition, both the Company itself and individual directors, officers or other Team Members may be subjected to both criminal and civil liability. These violations may also create negative publicity for the Company.

In addition, in the United States and many other countries, the personal consequences to you of illegal insider trading can be severe. In addition to injunctive relief, disgorgement and other ancillary remedies, U.S. law empowers the government to seek significant civil penalties against persons found liable of insider trading, including as tippers or tippees. The amount of a penalty could total three times the profits made or losses avoided. The maximum penalty may be assessed even against tippers for the profits made or losses avoided by all tippees, including remote tippees (i.e., others who may have been tipped by the tippee). Further, civil penalties of the greater of $2.5 million or three times the profits made or losses avoided can be imposed on any person who “controls” a person who engages in illegal insider trading.

Criminal penalties may also be assessed for insider trading. Any person who “willfully” violates any provision of the Exchange Act (or rule promulgated thereunder) may be fined up to

$5 million ($25 million for entities) and/or imprisoned for up to 20 years. Subject to applicable law, Company Team Members who violate this Policy may also be subject to discipline by the Company, up to and including termination of employment, even if the country or jurisdiction where the conduct took place does not regard it as illegal. A violation of law, or even a governmental or regulatory investigation that does not result in prosecution, can tarnish a person’s reputation and irreparably damage a career.

XVII.	ACKNOWLEDGEMENT

All Section 16 Individuals and Team Members must acknowledge their understanding of, and intent to comply with, the Company’s Insider Trading Policy.

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